Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                        20 April 2007

                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                      CONSTANT CURRENCY REVENUES UP OVER 6%
                      -------------------------------------

                        LIKE-FOR-LIKE REVENUES UP OVER 4%
                        ---------------------------------

               FIRST QUARTER OPERATING MARGIN IN LINE WITH BUDGET
               --------------------------------------------------

               FULL YEAR OPERATING MARGIN FORECAST TO INCREASE IN
               --------------------------------------------------
                             LINE WITH TARGET OF 15%
                             -----------------------


Current Trading

Reportable revenues were (pound)1.366 billion, down 0.7%, principally reflecting the 11% decline in the US dollar against sterling. In constant currencies, first quarter revenues were up 6.3%. On a like-for-like basis, excluding acquisitions and currency, revenues were up 4.3%. On the same basis, gross margin(1) was up 4.6%. This continues the mid-single digit organic growth rate of the last two and a half years, which began with the second-half of 2004 and continued through 2005 and 2006. This also reflects the continued strong economic environment across the world. Some softness in the United States in the last few months, relative to the strong last half of 2006, has been largely counter-balanced by improvements in Western Europe.

As shown in the appendix, on a constant currency basis, Asia Pacific, Latin America, Africa and the Middle East, continue to be the fastest growing region, with revenues up almost 12%. North America remains strong with revenues up over 6%. Continental Europe was up over 4% with Western Continental Europe continuing the improvement seen in the second half of 2006. Although the United Kingdom remained the slowest growing region, revenues were up over 2% and gross margin up over 3%, reflecting the significance of market research revenues in the United Kingdom. As more market research is executed on the web, both revenue and direct costs are reduced. As a result, gross margin is probably the better measure of performance.


---------------
(1) Gross margin is revenue less direct costs

                                                            WPP Group plc/Page 2

The United States continues to grow, with like-for-like revenues up almost 4%. The Middle East continues to be the fastest growing area, up almost 22% like-for-like and Latin America continues the strong growth of 2006, with almost 10% like-for-like growth. Asia Pacific remains strong, with revenues up almost 9%. China and India continued the rapid growth seen in 2006, with first quarter like-for-like revenues up 25% and over 16% respectively. Western Continental Europe, although still relatively more difficult, has seen some improvement, particularly in France, Germany and Italy. The United Kingdom, although better, remains the slowest growing region in the Group.

By communications services sector, public relations & public affairs showed the strongest growth with constant currency revenues up almost 13%, with branding & identity, healthcare and specialist communications (including direct, internet and interactive) up over 9% and advertising & media investment management up over 4%. Information, insight & consultancy was up over 1% and gross margin was up over 5%. Again, as mentioned before, gross margin is a better measure of performance.

Media investment management and direct, internet and interactive continue to show strong growth at almost 11% on a like-for-like basis.

Net new business billings of (pound)516 million ($1.007 billion) were won during the first quarter and the Group continues to benefit from consolidation trends in the industry, winning several assignments from existing and new clients.

In the first quarter, both operating margins and profitability were in line with budget. Full year margin forecasts are in line with the Group's margin target for 2007 of 15.0%.

On a proforma basis, the number of people in the Group, excluding associates, was up 5.0% or 3,837 at 31 March 2007 to 81,165, as compared to the previous year. On the same basis, in the first quarter of 2007, the number of people in the Group averaged 80,867, up 5.1% or 3,937. In line with our strategy, approximately 70% of these increases were added in the faster growing geographic markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe which now account for around 22% of Group revenues.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a judicious combination of capital expenditure, acquisitions and share repurchases, whilst ensuring that these expenditures are covered by free cash flow. In the twelve months to 31 March 2007, the Group's free cash flow was (pound)817 million. Over the same period, the Group's capital expenditure, acquisitions, share repurchases and dividends were (pound)741 million.

                                                            WPP Group plc/Page 3

Average net debt in the first quarter of 2007 was up (pound)39 million to (pound)1,029 million, compared to (pound)990 million in 2006, at 2007 exchange rates. Net debt at 31 March 2007 was (pound)1,309 million compared to (pound)1,133 million in 2006 (at constant exchange rates) an increase of (pound)176 million. The current net debt figure compares with a market capitalisation of approximately (pound)9.7 billion.

In the first quarter of 2007, the Group made acquisitions or increased equity interests in advertising and media investment management in the United States, France, Germany, the Netherlands, Russia, Brazil, Colombia, Australia and China; in information, insight & consultancy in the United States and the United Kingdom; in direct, internet and interactive in the United States and Mexico.

In the first quarter of 2007, 13.95 million ordinary shares, or over 1% of the Group's share capital, were purchased at an average price of (pound)7.54 per share and total cost of (pound)105.2 million. All of these shares were purchased in the market and subsequently cancelled. As mentioned in the Group's 2006 Preliminary Announcement, your Board decided to further increase the target percentage for rolling share buy-backs on the open market, from 2-3% of its share capital each year, or approximately (pound)200-300 million, to 4-5%, or approximately (pound)400-500 million in each of 2007 and 2008. We are currently running at an annual rate of over 4%.


Future Objectives

The Group continues to focus on its key objectives of improving operating profits by 10% to 15% per annum; improving operating margins by a half to one margin point per annum; improving staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; continuing to improve our creative reputation and stimulating further co-operation among Group companies.


For further information:

Sir Martin Sorrell        )
Paul Richardson           )    (44) 20 7408 2204
Feona McEwan              )
Fran Butera                    (1) 212 632 2235


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

                                                           WPP Group plc /Page 4

Appendix:Revenue and revenue growth by region and communications services sector

3 months ended 31 March 2007

                                                                                          Revenue             Constant
                                                                                           Growth             Currency
Region                                                                                   Reported             Growth(1)
------                                 2007        %               2006          %       2007/2006            2007/2006
                                   (pound)m      Total         (pound)m        Total            %                    %

North America                        531.6          39            560.1           41         -5.1                  6.5

United Kingdom                       206.5          15            202.1           15          2.2                 2.2*

Continental Europe                   352.5          26            346.3           25          1.8                  4.4

Asia Pacific, Latin
America, Africa
& Middle East                        275.4          20            267.3           19          3.0                 11.7
                                   -------        ----          -------        -----      -------                -----
TOTAL GROUP                        1,366.0         100          1,375.8          100         -0.7                  6.3
                                   -------        ----          -------        -----      -------                -----

*Gross margin up 3.1%

                                                                                         Revenue             Constant
Communications                                                                            Growth             Currency
--------------                                                                          Reported             Growth(1)
Services Sector                        2007        %                2006        %       2007/2006            2007/2006
---------------                    (pound)m      Total          (pound)m       Total            %                    %

Advertising, Media
Investment
Management                            630.5        46              644.5          47         -2.2                  4.5

Information, Insight &
Consultancy                           204.1        15              214.0          16         -4.6                 1.4*

Public Relations
& Public Affairs                      147.4        11              140.6          10          4.8                 12.9

Branding & Identity,
Healthcare and
Specialist Communications             384.0        28              376.7          27          1.9                  9.6
                                    -------      ----            -------       -----      -------                -----
TOTAL GROUP                         1,366.0       100            1,375.8         100         -0.7                  6.3
                                    -------      ----            -------       -----      -------                -----

*Gross margin up 5.5%




-------------------
(1)Constant currency growth excludes the effects of currency movements.